SCHWARZ PHARMA

File No.: 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Deutschland
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	October 27, 2006	



Nine Months Report 2006:

Business on Track, Further Progress in R&D

The SCHWARZ PHARMA Group achieved sales of €720.2 million in the first nine months of 2006 (-0.3%). The up-front payment from Pfizer for the rights to fesoterodine raised the operating result to €57.0 million (previous year -€23.2). The net result amounted to €14.0 million compared to -€48.4 million last year. Positive phase III results were reported for rotigotine in Restless Legs Syndrome (RLS) and for lacosamide in epilepsy.

"In the first nine months of 2006 our business developed according to plan" said Patrick Schwarz-Schuette, CEO of SCHWARZ PHARMA AG. "Moreover, we were able to report positive data on our phase III projects lacosamide in epilepsy and rotigotine in Restless Legs Syndrome. For lacosamide we are now preparing the application documents in both indications epilepsy and neuropathic pain. They will be submitted during 2007 starting in the second quarter."

Sales Trend January to September 2006:
Sales: €720.2 million (-0.3%)

The SCHWARZ PHARMA Group achieved sales of €720.2 million in the first nine months of 2006, almost reaching last year's level (-0.3%). After adjusting for exchange rate effects, sales were down by 0.9%.

US sales grew by 2.1% to €315.2 million; in US dollars, sales fell 1.1% to $393.7 million. Generic omeprazole sales rose by 7.2% to €145.0 million ($181.1 million) in the first nine months of 2006. After adjusting for generic products, the group's US business rose by 5.5% to €134.1 million.

The European affiliates showed a slight decline in the first nine months of 2006, down 2.3% to €378.0 million against the previous year.

German sales decreased by 2.6% to €159.5 million, due to further government-mandated price reductions effective July 1. This led to sales declines particularly of the gastrointestinal drug Rifun® (pantoprazole), down 21.4% to €30.4 million, and the cardiovascular drug Isoket® (isosorbiddinitrate), down 20.5% to €7.0 million. Despite this difficult market environment, sales of the antiasthmatic drug Atmadisc® (fluticasone/salmeterol) and Provas® (valsartan) for treating high blood pressure increased by 6.8% to €34.2 million and by 5.0% to

SCHWARZ
PHARMA

€27.1 million respectively. SCHWARZ PHARMA successfully launched Neupro® (rotigotine transdermal patch) for treating Parkinson's disease in Germany in March of this year. In the reporting period, sales of €4.4 were above expectations.

In the other European markets, SCHWARZ PHARMA's affiliates showed an overall decline in sales of 2.2% to €218.4 million. In many Western European countries, with the exception of France, business was negatively affected by government-mandated price reductions and competition from generics, while sales in the Eastern European regions saw an increase. SCHWARZ PHARMA has already successfully launched Neupro® for treating Parkinson's disease in the UK and Austria. Neupro® has been on the market in Denmark, since October and will be launched e.g. in Spain and Switzerland by the end of this year. Other European countries will follow.

The sales of SCHWARZ PHARMA's Asian affiliates increased by 2.4% to €27.0 million; after adjusting for exchange rate effects, sales declined by 0.4%.

Earnings Trend January to September 2006:
Operating result: €57.0 million; net result: €14.0 million

SCHWARZ PHARMA achieved gross profit of €485.2 million in the first nine months of 2006, marking a year-over-year increase of 1.4%. The gross margin improved from 66.2% to 67.4%, mainly because inventory devaluations in the USA last year were not repeated this year.

Selling, general and administrative expenses rose significantly by 13.6% to €330.7 million. This was due to an increase in marketing activities, especially in connection with the launch of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease. Other factors include higher expenses from incentive programs caused by share price development, higher expenses in the USA, and increased costs in several Eastern European countries as a result of recruiting sales representatives. In addition, consulting costs were incurred in connection with the planned acquisition of SCHWARZ PHARMA by UCB, the Brussels-based Belgian biopharma corporation.

R&D costs fell by 23.6% to €153.5 million as last year's payments for the remaining rotigotine rights from Aderis Pharmaceuticals Inc. were not repeated this year. In October 2006, positive phase III results were reported for rotigotine in treating Restless Legs Syndrome (RLS) and for lacosamide in epilepsy.

Other income came to €84.7 million in the first nine months of 2006, compared to €10.2 million in the previous year. This significant increase is due to the receipt of the up-front payment of US$100 million (€79.5 million) from Pfizer for the rights to fesoterodine.

The operating result in the first nine months of this year amounted to €57.0 million compared to -€23.2 million in the previous year. As a result of the reduced

use of debt, the group achieved an improved financial result of €5.5 million, in contrast to €0.1 million in the previous year. The resulting pre-tax profit of €62.6 million compares to -€23.2 million in the first nine months of 2005. The group's income tax expense is €48.3 million, up from €24.9 million.

SCHWARZ PHARMA thus achieved a net result of €14.0 million in the first nine months of 2006 compared to -€48.4 million in the previous year. This corresponds to earnings per share of €0.30 compared to -€1.05 per share last year.

Cash Flow Statement and Balance Sheet – January to September 2006: Net Cash Position €246.0 million, Equity Ratio 54.5%

The up-front payment from Pfizer for the rights to fesoterodine was a major contribution to net cash generated from operations of €79.9 million in the first nine months of this year, compared to a cash outflow of €0.7 million in the same period of last year.

Cash outflows for investments came to €23.8 million in the first nine months of 2006, compared to €19.6 million in the previous year. The majority of investments, totaling €21.7 million, were made in tangible assets, primarily for expanding the company's fine chemistry production in Shannon, Ireland.

Shareholders' equity rose 0.7% to €544.4 million. The equity ratio of 54.5% was below the level as per 31 December 2005 (57.4%). The total net cash position came to €246.0 million effective 30 September 2006.

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,405 at the reporting date, marking an increase of 5.7% over 31 December 2005. Recruitment was mainly concentrated on the sales force and R&D.

Outlook for 2006: break even net result

SCHWARZ PHARMA expects sales of approximately €900 million in fiscal year 2006. The key focus of expenditure continues to be on research and development (R&D) in order to further strengthen the clinical development pipeline. SCHWARZ PHARMA continues to anticipate a break even net result in 2006. However, this forecast does not take into account costs possibly incurred by the planned acquisition of SCHWARZ PHARMA by UCB.

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Key data from the Nine Months Report 2006:

SCHWARZ PHARMA Group **Income Statement** *(IAS/IFRS, € million)*	Sept. 2005	Jan. - Sept. 2006	Change in %
Net sales	**722.3**	**720.2**	**-0.3**
Cost of goods sold	243.8	234.9	-3.6
Gross profit	**478.5**	**485.2**	**1.4**
Selling, general and administrative expense	291.1	330.7	13.6
Research and development costs	200.9	153.5	-23.6
Amortization of intangible assets	19.8	19.6	-1.4
Impairment loss pursuant to IAS 36	-	9.1	n.a.
Other income/(expense)	10.2	84.7	>100
Operating result	**(23.2)**	**57.0**	**n.a.**
Financial result	0.1	5.5	>100
Pre-tax result	**(23.2)**	**62.6**	**n.a.**
Taxes on income	24.9	48.3	94.4
Result after taxes	**(48.0)**	**14.3**	**n.a.**
Minority interests	(0.3)	(0.3)	-25.8
Net result	**(48.4)**	**14.0**	**n.a.**
Earnings per share in € Basic*	(1.05)	0.30	n.a.
Diluted**	n.a.	0.29	n.a.
EBITDA (excluding one-time effects)	66.3	11.7	-82.4
EBIT (excluding one-time effects)	29.8	-20.9	>100
Number of shares			
*Annual average, million units	46.106	46.965	1.9
**Annual average diluted, million units	47.415	47.848	0.9
As per 30 Sept., million units	46.304	47.478	2.5

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329